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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 COGNICASE INC.
                                 --------------
               (Exact name of registrant as specified in charter)


              CANADA                                   NOT APPLICABLE
              ------                                   --------------
   (State or other jurisdiction               (IRS employer identification no.)
         of incorporation)


111 DUKE STREET, 9TH FLOOR, MONTREAL, QUEBEC, CANADA        H3C 2M1
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(Address of principal executive offices)                   (Zip code)

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
          Title of each class                on which each
          to be so registered                class is to be registered
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                 NONE                                  NONE


Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON SHARE PURCHASE RIGHTS
                          ----------------------------
                                (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
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          At the meeting of the Board of Directors (the "Board") of COGNICASE
Inc. ("COGNICASE") held on December 19, 2002, upon the unanimous recommendation of the special committee of the Board (the "Special Committee"), the Board resolved to adopt a shareholder rights plan (the "Rights Plan"). The Rights Plan will be in effect until the earlier of March 26, 2003 and the date of the next annual meeting of shareholders of COGNICASE. On such date, the Rights Plan will expire automatically.

          The following description of the Rights Plan is qualified in its entirety by the terms of the Shareholder Rights Plan Agreement (the "Rights Agreement") dated as of December 19, 2002 between COGNICASE and its Common Shares transfer agent, National Bank Trust Inc. (the "Rights Agent").


OPERATION OF THE RIGHTS PLAN

          Pursuant to the terms of the Rights Agreement, one right (the "Right") will be issued in respect of each Common Share of COGNICASE outstanding on December 19, 2002. In addition, one Right will be issued and will continue to be issued for each additional Common Share issued thereafter and prior to the earlier of the Separation Time (as defined in the Rights Agreement) and the time at which the right to exercise Rights terminates under the Rights Plan. Each Right initially entitles the registered holder thereof, after the Separation Time and before the right to exercise Rights terminates, to purchase from COGNICASE one Common Share at an exercise price of $20, subject to certain anti-dilution adjustments. In addition, on a Flip-in Event (as defined below), each Right will entitle the holder thereof to purchase that number of Common Shares having an aggregate fair market value on the date of such Flip-in Event equal to twice the then relevant exercise price (initially $20) for an amount in cash equal to the relevant exercise price. The Rights are not exercisable until the Separation Time.


TRADING AND EXERCISE OF RIGHTS

          Until the Separation Time, which has been deferred by the Board until a date to be determined by the Special Committee, the Rights trade together with the Common Shares, are represented by the Common Share certificates, and are not exercisable. After the Separation Time, the Rights are exercisable, are evidenced by Rights certificates and are transferable separately from the Common Shares. The Rights do not carry any of the rights attaching to Common Shares (such as voting or dividend rights).


FLIP-IN EVENT

          The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert, of 20% or more of the Common Shares, other than by way of a Permitted Bid (as defined in the Rights Agreement) and other than in certain limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event". Any Rights beneficially owned by an Acquiring Person will become null and void upon the occurrence of a Flip-in Event. After the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares having an aggregate market value on the date of such Flip-in Event equal to $40 for an amount in cash equal to $20, the whole subject to certain anti-dilution adjustments.

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PERMITTED BID REQUIREMENTS

          The requirements of a Permitted Bid include a take-over bid made by way of a take-over bid circular which also complies with the following additional provisions:

          (i) the take-over bid is made for all voting shares and to all holders of voting shares, other than the offeror;

          (ii) the take-over bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

               (A) no voting shares shall be taken up or paid for pursuant to the take-over bid (x) prior to the close of business on a date which is not less than 53 days following the date of the take-over bid; and (y) unless, at the close of business on that date, the voting shares deposited or tendered pursuant to the take-over bid and not withdrawn constitute more than 50% of the voting shares outstanding which are held by shareholders other than bidder, its affiliates and persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of COGNICASE unless the beneficiary of the plan or trust directs the manner in which the voting shares are to be voted (the "Independent Shareholders");

               (B) unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of the first take-up of or payment for voting shares;

               (C) any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

               (D) if more than 50% of the voting shares held by Independent Shareholders are tendered to the take-over bid within the 53 day period, the bidder will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.


WAIVER AND REDEMPTION

          The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a take-over bid made by means of a take-over bid circular to all holders of voting shares provided that it shall thereafter be deemed to have waived the application of the Rights Plan to any other take-over bid made by means of a take-over bid circular to all holders of voting shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted. At any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

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AMENDMENT AND TERMINATION TO THE RIGHTS PLAN

          COGNICASE may amend, vary or rescind any provision of the Rights Plan. Any such amendment shall be effective as of the date of the resolution of the Board adopting such amendment, or such date as the Board may otherwise determine.


ITEM 2 - EXHIBITS.
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4.1       Shareholder Rights Plan Agreement between COGNICASE Inc. and
          National Bank Trust Inc. dated December 19, 2002

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                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          COGNICASE INC.


Date:  December 23, 2002                  By: /s/ Benoit Dube
                                             ----------------------------------
                                              Benoit Dube
                                              Executive Vice President,
                                              Chief Legal Officer and
                                              Corporate Secretary

                                        5
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                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
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4.1                Shareholder Rights Plan Agreement between COGNICASE Inc. and
                   National Bank Trust Inc. dated December 19, 2002